SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Result of Copel Distribuição's 5th Periodic Tariff Review Cycle

Companhia Paranaense de Energia - COPEL (“Company”), a company that generates, transmits, distributes and trades energy, with shares and stock deposit certificates (UNITs) listed on B3 S.A. - Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on the NYSE (ELP) and LATIBEX (XCOP, XCOPO, XCOPU), informs its shareholders and the market in general that the National Electric Energy Agency - Aneel approved, at its 22nd Ordinary Public Meeting, held today, the result of Copel Distribuição's 5th Tariff Review Cycle, with the establishment of R$ 8,362.1 million for the value of the net regulatory remuneration basis (“RAB”), representing an increase of approximately 70% compared to the R$ 4,920.4 million from the 4th Tariff Review Cycle, reflecting the recognition as a prudent investment of 100% of the investments made by Copel Distribuição in the last 5 years and the consequent inclusion in the remuneration base.

The result of Copel Distribuição's 5th periodic tariff review, effective from June 24, 2021, applies the average effect to be perceived by consumers of 9.89%, with an average of 9.57% for high voltage consumers and 10.04% on average for low voltage consumers.

Item	Composition of the Readjustment (%)
Update of Portion B	1.05
Update of Portion A	8.63
Inclusion of Financial Components	1.19
Financial Components of the Previous Tariff Process	-0.98
Medium Effect	9.89

Here are some highlights of the tariff review process:

Portion B: composed of operating costs, annuities, remuneration and depreciation, totaled R$ 2,852.2 million, highlighting the increase of R$ 217.1 million (+28.3%) in the remuneration portion, which is now R$984.4 million (compared to R$767.3 million in the previous cycle).

Portion A: includes costs with charges, transport, energy and irrecoverable revenues, totaled R$ 8,997.1 million, of which (i) R$ 2,468.4 million refer to sector charges, (ii) R$ 1,544.2 million to transmission costs, (iii) R$ 4,920.3 million to energy purchase costs and (iv) R$ 64.1 million refer to irrecoverable revenues.

X Factor: defined at -0.94% based on potential productivity gains, compatible with growth the market and the number of consumer units, the variation of technical and commercial indicators of quality and the trajectory of operating costs.

Curitiba, June 22, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 22, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.